Exhibit (12)

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

[    ], 2025

Board of Trustees

BBH Trust

140 Broadway

New York, NY 10005

Re:	Agreement and Plan of Reorganization, dated as of [ ], 2025 (the “Agreement”), by and among (i) BBH Trust, a Delaware statutory trust (the “Trust”), on behalf of its respective series identified on Exhibit A hereto (each a “Target Fund” and collectively, the “Target Funds”), and (ii) the Trust, on behalf of its respective series identified on Exhibit A hereto (each an “Acquiring Fund” and collectively, the “Acquiring Funds”).

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Funds and the Acquiring Funds that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of each Target Fund to the applicable Acquiring Fund in exchange for the assumption of all of the liabilities of such Target Fund by the applicable Acquiring Fund and shares of beneficial interest of the applicable Acquiring Fund (“Acquiring Fund Shares”); (2) the distribution of Acquiring Fund Shares to the shareholders of the Target Fund; and (3) followed immediately by the complete liquidation of such Target Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to each Target Fund and respective Acquiring Fund, are referred to herein as a “Reorganization.”

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of each Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning each Reorganization made to us in letters from the Trust dated [ ], 2025 (collectively, the “Representation Letters”), (d) the Acquiring Funds’ Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Documents”), and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that each Target Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, each Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by each Target Fund and each Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Board of Trustees

[   ], 2025

Based on the foregoing and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to each Reorganization that:

1.            The acquisition by an Acquiring Fund of all of the assets of the corresponding Target Fund, as provided for in the Plan, solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.            No gain or loss will be recognized by a Target Fund upon the transfer of all of its assets to the corresponding Acquiring Fund in exchange solely for (a) Acquiring Fund Shares and (b) the assumption by the Acquiring Fund of all of the Target Fund’s liabilities pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.            No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of all of the assets of the corresponding Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4.            No gain or loss will be recognized by a Target Fund upon the distribution of corresponding Acquiring Fund Shares by the Target Fund to shareholders of the Target Fund in complete liquidation of the Target Fund pursuant to Section 361(c)(1) of the Code.

5.            The tax basis of the assets of a Target Fund received by the corresponding Acquiring Fund will be the same as the tax basis of such assets in the hands of such Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

6.            The holding periods of the assets of a Target Fund in the hands of the corresponding Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

Board of Trustees

[   ], 2025

7.            No gain or loss will be recognized by the shareholders of a Target Fund upon the exchange of all of their shares of the Target Fund solely for corresponding Acquiring Fund Shares pursuant to Section 354(a) of the Code.

8.            The aggregate tax basis of Acquiring Fund Shares received by a shareholder of the corresponding Target Fund will be the same as the aggregate tax basis of the shares of the Target Fund exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.            The holding period of Acquiring Fund Shares received by a shareholder of the corresponding Target Fund will include the holding period of the shares of the Target Fund exchanged therefor, provided that the shareholder held the shares of the Target Fund as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.          The consummation of the Reorganization will not terminate the taxable year of a Target Fund.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind. Notwithstanding the foregoing, no opinion is expressed with respect to shareholders whose shares (including fractional shares) are redeemed, in whole or in part, in connection with the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Trust of its undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of a Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of a Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Trust, on behalf of the Acquiring Funds and the Target Funds, and may be relied upon only by the Trust, the Target Funds, the Acquiring Funds and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus headings “Summary – What are the Tax Consequences of the Proposed Reorganization?,” “Information About the Reorganization — How will the Reorganization be carried out?,” and “Federal Income Tax Consequences.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

EXHIBIT A

Target Fund	Acquiring Fund
BBH Select Series – Large Cap Fund	BBH Select Large Cap ETF
BBH Select Series – Mid Cap Fund	BBH Select Mid Cap ETF